CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Notes	$1,409,000	$43.26

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $456,590.78 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $43.26 offset against the registration fee due for this offering and of which $456,547.52 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 563 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 32-VII dated June 29, 2007	Registration Statement No. 333-130051 Dated July 26, 2007 Rule 424(b)(2)

Structured Investments

JPMorgan Chase & Co.
$1,409,000
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund due July 29, 2011

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 29, 2011*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of a diversified basket of domestic and international components composed of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as any appreciation in the Basket that would exceed the Maximum Return of 46%, while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on July 26, 2007 and are expected to settle on or about July 31, 2007.

Key Terms

Basket:

The notes are linked to a weighted basket consisting of the S&P 500® Index (“SPX”), the MSCI EAFE® Index (“MXEA”) and the iShares® MSCI Emerging Markets Index Fund (“EEM”) (each a “Basket Component,” and together, the “Basket Components”).

Component Weightings:	The S&P 500 Weighting is 60.00%, the MSCI EAFE Weighting is 30.00% and the MSCI Emerging Markets Weighting is 10.00% (each a “Component Weighting,” and collectively, the “Component Weightings”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Basket Return is greater than 46% and the Participation Rate is 100%, you will receive the Maximum Return on the notes of 46%, which entitles you to a payment at maturity of $1,460 for every $1,000 principal amount note.

Maximum Return:	$460 for each $1,000 principal amount note (or 46% x $1,000).
Participation Rate:	100%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was July 26, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + [(S&P 500 Return * 60.00%) + (MSCI EAFE Return * 30.00%) + (MSCI Emerging Markets Return * 10.00%)]

The S&P 500 Return and the MSCI EAFE Return are the performance of the respective Basket Components, expressed as a percentage, from the closing level on the pricing date to the closing level on the Observation Date. The MSCI Emerging Markets Return is the performance of the iShares® MSCI Emerging Markets Index Fund, expressed as a percentage, from its Initial Share Price on the pricing date to its Final Share Price on the Observation Date. The Initial Share Price used to calculate the MSCI Emerging Markets Return is the closing price of one share of the iShares® MSCI Emerging Markets Index Fund on the pricing date. The Final Share Price used to calculate the MSCI Emerging Markets Return is the closing price of one share of the iShares® MSCI Emerging Markets Index Fund on the Observation Date, multiplied by the Share Adjustment Factor. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-VII.

Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 32-VII for further information about these adjustments.

Observation Date:	July 26, 2011*
Maturity Date:	July 29, 2011*
CUSIP:	48123JQ93
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-VII.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 32-VII and “Selected Risk Considerations” beginning on page TS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$42.45	$957.55

Total	$1,409,000	$59,812.05	$1,349,187.95

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $42.45 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $30.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-100 of the accompanying product supplement no. 32-VII.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 26, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-VII dated June 29, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 18, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-VII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 32-VII dated June 29, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002654/e27751_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero or greater than the Maximum Return of $460 per $1,000 principal amount note.
  DIVERSIFICATION AMONG THE BASKET COMPONENTS — Because the S&P 500® Index makes up 60% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the S&P 500® Index.
  The return on the notes is linked to a basket consisting of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. The iShares® MSCI Emerging Markets Index Fund is a registered investment company that consists of numerous separate investment portfolios that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about each Basket Index, see “The S&P 500® Index,” “The MSCI EAFE® Index” and “The iShares® MSCI Emerging Markets Index Fund” in the accompanying product supplement no. 32-VII.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-VII. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 5.30%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,232.68.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund	PS-1
Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

July 31, 2007 through December 31, 2007	$22.08	$22.08

January 1, 2008 through December 31, 2008	$54.89	$76.97

January 1, 2009 through December 31, 2009	$57.84	$134.81

January 1, 2010 through December 31, 2010	$60.94	$195.75

January 1, 2011 through July 29, 2011	$36.93	$232.68

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components or any of the stocks composing the S&P 500® Index or MSCI® EAFE Index or the equity securities held by the iShares® MSCI Emerging Markets Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-VII dated June 29, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Basket Level is greater than the Starting Basket Level for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 46%, regardless of the appreciation in the Basket, which may be significant.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Components individually, the stocks composing the Basket Components or contracts related to the Basket Components. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but falls below the Starting Basket Level on the Observation Date.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Components would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  SOME OF THE BASKET COMPONENTS, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the component stocks of the country indices that compose the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, and the prices of the equity securities held by the iShares® MSCI Emerging Markets Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the iShares® MSCI Emerging Markets Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the Component stocks of the MSCI EAFE® Index or the equity securities held by the iShares® MSCI Emerging Markets Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component stocks in the MSCI EAFE® Index and the equity securities held by the iShares® MSCI Emerging Markets Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the MSCI EAFE® Index or the iShares® MSCI Emerging Markets Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.
  THERE ARE RISKS ASSOCIATED WITH THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund has a limited operating history, having commenced trading in April 2003. Although its shares are listed for trading on the New York Stock Exchange (the “NYSE”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI Emerging Markets Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the iShares® MSCI Emerging Markets Index Fund’s investment adviser. The iShares® MSCI Emerging Markets Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the iShares® MSCI Emerging Markets Index Fund. Any of these actions could adversely affect the price of the shares of the iShares® MSCI Emerging Markets Index Fund and consequently the value of the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund	PS-2
  DIFFERENCES BETWEEN THE iSHARES® MSCI EMERGING MARKETS INDEX FUND AND THE MSCI EMERGING MARKETS INDEX — The iShares® MSCI Emerging Markets Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the MSCI Emerging Markets Index and will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index, all of which may lead to a lack of correlation between the iShares® MSCI Emerging Markets Index Fund and the MSCI Emerging Markets Index. In addition, because the shares of the iShares® MSCI Emerging Markets Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market price per share of the iShares® MSCI Emerging Markets Index Fund may differ from the net asset value per share of the iShares® MSCI Emerging Markets Index Fund.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Components;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Components;
    interest and yield rates in the market generally as well as in each of the markets of the securities composing the S&P 500® Index and the MSCI EAFE® Index, and securities held by the iShares® MSCI Emerging Markets Index Fund;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the MSCI EAFE® Index and the equity securities held by the iShares® MSCI Emerging Markets Index Fund are denominated; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and reflects the Participation Rate of 100% and the Maximum Return of 46%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (100%)†	Additional Amount		Principal		Payment at Maturity

180	80%	46.00%	$460	+	$1,000	=	$1,460
170	70%	46.00%	$460	+	$1,000	=	$1,460
160	60%	46.00%	$460	+	$1,000	=	$1,460
150	50%	46.00%	$460	+	$1,000	=	$1,460
146	46%	46.00%	$460	+	$1,000	=	$1,460
140	40%	40.00%	$400	+	$1,000	=	$1,400
130	30%	30.00%	$300	+	$1,000	=	$1,300
120	20%	20.00%	$200	+	$1,000	=	$1,200
110	10%	10.00%	$100	+	$1,000	=	$1,100
105	5%	5.00%	$50	+	$1,000	=	$1,050
100	0%	0.00%	$0	+	$1,000	=	$1,000
90	-10%	0.00%	$0	+	$1,000	=	$1,000
80	-20%	0.00%	$0	+	$1,000	=	$1,000
70	-30%	0.00%	$0	+	$1,000	=	$1,000
60	-40%	0.00%	$0	+	$1,000	=	$1,000
50	-50%	0.00%	$0	+	$1,000	=	$1,000
40	-60%	0.00%	$0	+	$1,000	=	$1,000
30	-70%	0.00%	$0	+	$1,000	=	$1,000
20	-80%	0.00%	$0	+	$1,000	=	$1,000

† May not exceed 46%

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund	PS-3

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph on the previous page are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by the Participation Rate of 100% does not exceed the Maximum Return of 46%, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 100%) = $1,200

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 150. Because the Ending Basket Level of 150 is greater than the Starting Basket Level of 100 and the Basket Return of 50% multiplied by the Participation Rate of 100% is greater than the Maximum Return of 46%, the Additional Amount is equal to the Maximum Return of $460 and the final payment at maturity is equal to $1,460 per $1,000 principal amount note.

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index and the MSCI EAFE® Index from January 4, 2002 through July 20, 2007, as well as the iShares® MSCI Emerging Markets Index Fund and the Basket as a whole from April 11, 2003 through July 20, 2007. The graph of the historical Basket performance assumes the Basket level on April 11, 2003 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing level of the S&P 500® Index on July 26, 2007 was 1482.66. The closing level of the MSCI EAFE® Index on July 26, 2007 was 2224.51. The closing price of the iShares® MSCI Emerging Markets Index Fund on July 26, 2007 was $133.19.

We obtained the various Basket Component closing levels or closing price below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels or prices of each Basket Component and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price of any Basket Component on the Observation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund	PS-4